Delisting Determination, The Nasdaq Stock Market, LLC, November 20, 2023, Financial Strategies Acquisition Corp.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Financial Strategies Acquisition Corp., effective at the opening of the trading session on November 30, 2023. Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(f). The Company was notified of the Staff determination on April 21, 2023. On May 1, 2023, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Rule 5815. On May 1, 2023, Staff issued an additional delist determination for the Company failure to meet the periodic filing requirements in Listing
Rule 5250(c)(1). On May 9, 2023, the Panel issued a partial compliance letter as the Company had cured its deficiency under Rule 5250(f).
On May 23, 2023, Staff issued an additional delist determination for the Company failure to meet the periodic filing requirements in Listing
Rule 5250(c)(1). On June 22, 2023, the Panel issued a decision denying the Company request for an exception. On June 28, 2023, following a request from the Company, the Panel reconsidered its decision. On July 7, 2023, upon review of the information provided by the Company, the Panel determined to grant the Company request to remain listed in the Exchange subject to a series of milestones. Based on the Company failure to meet the terms of the exception, on August 29, 2023, the Panel issued a final decision denying the Company continued listing and notified the Company that trading in the Company securities would be suspended on August 31, 2023. The Company did not appeal the Panel decision to the Nasdaq Listing and Hearing Review Council (Council) and the Council did not call the matter for review. The Staff determination to delist the Company became final on October 13, 2023.